February 12, 2015

United States
Securities and Exchange Commission
Washington, D.C. 20549
Tia L. Jenkins, Senior Assistant, Chief Accountant
Office of Beverages, Apparel, and Mining

Re: Liberty Star Uranium & Metals Corp
Form 10-K for the Fiscal Year Ended January 31, 2014 Filed May 16, 2014
File No. 000-50071

Dear Tia L. Jenkins,

In regard to your letter request for additional information, Liberty Star submits the following responses.  Please let us know if you require additional information and we will reply promptly.

The company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The company holds exact land location, and some detail information as confidential and we require that the confidentiality be kept by the SEC harm the company would suffer if such information became public. There is fierce competition to locate properties in this area which have commercial mineralization potential and until we are able to legally secure all the portions of the project that we will need to make a viable minesite should the project prove economically feasible, any disclosure of exact land location would give anyone the opportunity to destroy our business plan and viability of a mine. For this purpose, we have included a postage paid, self-addressed envelope for return of this data which includes our confidential CD.

Very Truly Yours,

/s/ James A. Briscoe

James A. Briscoe
CEO & Chief Geologist
Liberty Star Uranium & Metals Corp.

5610 E. Sutler Lane, Tucson, Arizona 85712 USA Tel. (520) 907.9492 www.libertystaruranium.com

Form 10-K for the Fiscal Year Ended January 31, 2014 Properties, page 9

North Pipes, Page 9

1. Please disclose the following information for each of your properties:

• A description of all interests in your properties, including the terms of all underlying agreements and royalties.

ANSWER: This information is currently part of the original 10k published through EDGAR

5.16.2014. Page 9: “We hold a 100% interest in 376 Federal lode mining claims …” The interests are held by staking which occurred in 2005. There are no underlying agreements to disclose for the fiscal year ending 1.31.2014.

• An indication  of the type of claim or concession such as placer or lode, exploration or exploitation,  whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases, or mining concessions.

ANSWER: All claims are unpatented Federal lode mining claims.

• Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area of your properties.

ANSWER: See PDF titled North Pipes Claim Data as of 1.31.2014 on enclosed CD for information obtained through the US Bureau of Land Management website for the fiscal year ending 1.31.2014. However, this information is confidential and should not be disclosed to the public as its disclosure could result in irreparable harm to our company.

• The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments,  annual  maintenance fees, and disclose who is responsible for paying these fees.

ANSWER: From page 7 of the 10K for the period ending 1.31.2014:

5610 E. Sutler Lane, Tucson, Arizona 85712 USA Tel. (520) 907.9492 www.libertystaruranium.com

“We are required to pay annual rentals to maintain our North Pipes Federal lode mining claims in good standing. The rental period begins at 12:01 PM on September 1st through the following September 1st at 12:00 and rental payments are due by the first day of the rental period starting at 12:01 PM. The annual rental is $140 per claim. Additional fees of $45 per claim are due in the first year of filing a Federal lode mining claim along with the first year’s rent. The rentals of $54,600 for the period from September 1, 2013 to September 1, 2014 have been paid. The annual rentals due by September 1, 2014 of $54,600 are required to maintain the North Pipes claims for the period from September 1, 2014 through September 1, 2015. There is no requirement for annual assessment or exploration work on the Federal lode mining claims, this having been supplanted by the rental fee. There are no royalties associated with the Federal lode mining claims.”

• The area of your claims, either in hectares or in acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

ANSWER: The size of North Pipes in terms of acres on 1.31.2014 was 7,783.2 acres. As noted above from page 7, we pay the claims. “We” signifies Liberty Star Uranium & Metals Corp. alone.

2. Please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading.  For any properties identified that are not material, please include a statement to that effect, clarifying your intentions.   For each material property, include the following information:

• The location and means of access to your property, including the modes of transportation utilized to and from the property.

ANSWER: Detailed location information is in PDF titled North Pipes Claim Map 8.13.2013 on the enclosed CD. The land is undeveloped and has only dirt roads throughout requiring 4WD transportation. However, this information is confidential and should not be disclosed to the public as its disclosure could result in irreparable harm to our company. There is competition to locate viable claims areas and if we disclose the exact location of our project before we are able to secure sufficient property, a competing land interest in the midst of our project could render our plans unfeasible.

• Any conditions that must be met in order to obtain or retain title to the property, whether you have surface and/or mineral rights.

5610 E. Sutler Lane, Tucson, Arizona 85712 USA Tel. (520) 907.9492 www.libertystaruranium.com

ANSWER: We hold Federal lode mining claims. From page 7 of the 10k for the period ending 1.31.2014 states: “The annual rentals due by September 1, 2014 of $54,600 are required to maintain the North Pipes claims for the period from September 1, 2014 through September 1, 2015. There is no requirement for annual assessment or exploration work on the Federal lode mining claims, this having been supplanted by the rental fee.”

• A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

ANSWER: This information is currently part of the 10k for the period ending 1.31.2014 on page

9: “The 376 Federal lode mining claims include breccia pipe targets (“Pipes”). Breccia pipes are cylindrical formations in the earth’s crust sometimes identified by a surface depression, or surface bump or no visible surface expression at all, and contain a high concentration of fragmented rock ‘breccia’ sometimes cemented by uranium and other minerals.”

• The total costs incurred to date and all planned future costs.

ANSWER: Total costs including claim staking (initially in 2005), claim maintenance (see PART I ITEM1. Business. “Compliance with Government Regulation” in each 10K starting for the year ending 1.31.2006 through 1.31.2014) and a drilling program (exploratory) in 2007-2008 are $5,220,794.44.

Starting in early 2006 there was an exploratory program consisting of reconnaissance and geologic mapping – first by acquiring high resolution color aerial photography over 2,000 sq. miles, geo- photointerpretation much of which was by Dr. Karen Wenrich, PhD geology – who had some 27 years working on the breccia pipes for the USGS, and Later won ½ of the Nobel Peace prize for her work at the UAEA, Brussels, UN, as well as about a dozen geologists, geochemists and geophysicist.  In addition to geology, geophysics gamma ray spectroscopy some 14 thousand soil samples were collected and analyzed by a certified lab for 63 elements.  These were located precisely as they were collected using GPS.  The results were compiled and plotted using GIS software, and various contouring and interpretation techniques.  Expenses included food & lodging and a daily commute of about 100 miles.  Road conditions were extreme and resulted in vehicle expenses of $2.00 / mile various contractors were used in claim staking, and other contract work in sample collection.  Helicopters and light planes were used for various transportation tasks.  Home office support also involved permanent and contract support.

5610 E. Sutler Lane, Tucson, Arizona 85712 USA Tel. (520) 907.9492 www.libertystaruranium.com

Exploratory drilling is all costs in, including travel food and lodging, and payments on the drill rig.  Further there were costs of drill bits, fuel, drilling permits, maintenance costs of the drill rig and of support vehicles.  Also included are the costs of reclamation bonds and reclamation costs of lands disturbed by drilling.  There were also costs of conducting archaeological surveys to identify prehistoric remains of human habitation or human activity.

Currently there are no planned costs for the North Pipes Super Project unless commodity prices, specifically for uranium, increase enough to make exploration financially tenable. The Moratorium on acquiring any additional land has additionally negatively affected the investment climate for such work currently.

3. Please insert a small-scale map showing the location and access to each material property, as required by Instruction 3(b) to Item 102 of Regulation S-K.  Please note the EDGAR program now accepts maps in certain electronic formats, so please include these maps in your amendments uploaded to EDGAR.  For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-8900 for Post-Acceptance Filing Issues or (202) 551-3600 for Pre-Acceptance Filing Issues.  We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

•	A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.
•	A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.
A north arrow.
•	An index map showing where the property is situated in relationship to the state or province, etc., in which it was located
•	A title of the map or drawing, and the date on which it was drawn.
•	In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

ANSWER: Refer to North Pipes Claims Map 8.13.2013 on the enclosed CD

5610 E. Sutler Lane, Tucson, Arizona 85712 USA Tel. (520) 907.9492 www.libertystaruranium.com

Big Chunk, page 10

4.
We note you reference several geologic reports in your filing for your Big Chunk and Tombstone properties.  Please forward to our engineer as supplemental information and not as part of your filing, as required by Section C of Industry Guide 7 pursuant to Rule 12b-4 of the Exchange Act.  The information requested includes, but is not limited to:

•	Property and geologic maps

•	Description of your sampling and assaying procedures

•	Drill-hole maps showing drill intercepts

•	Representative geologic cross-sections and drill logs

•	Description and examples of your cut-off calculation procedures

•	Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses.

• A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

ANSWER: One technical report for the Big Chunk and three technical reports for the Tombstone area are in PDF format are on the enclosed CD. These reports are made for Exploration Stage properties as defined in the Industry Guide 7 under Definitions (4) (i). Questions regarding technical aspects of the Reports should be directed to Liberty Star’s CEO/Chief Geologist James A. Briscoe 520-907-9492.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information.  Please note that you may request the return of this information pursuant to the provisions of Rule 12b-4 of the Exchange Act.

ANSWER:  We do request return of the enclosed CD. The required letter of request and return shipping materials are enclosed with this communication.

5610 E. Sutler Lane, Tucson, Arizona 85712 USA Tel. (520) 907.9492 www.libertystaruranium.com

5. It appears you should also expand your disclosure concerning the exploration plans for your properties to address the following points.

• Disclose a brief geological justification for each of the exploration projects written in non- technical language.

ANSWER: For the Big Chunk project this information is currently part of the 10K for the period ending 1.31.2014: Page 10: “The claims are immediately adjacent and contiguous to the Pebble mine property and about 3 miles north east from the Pebble Porphyry copper, gold, molybdenum, silver, palladium, rhenium and zinc mineral deposit which is reportedly one of the largest of its type in the world. In 2011, the Company engaged the international firm of SRK Consulting, Engineering and Scientist of Tucson (“SRK”) through its Tucson, Arizona office to prepare a Technical Report in the same format of the internationally accepted Canadian National Instrument NI 43-101. In their report which encompasses some 194 pages of technical data, they compared the Northern Dynasty NI 43-101 geologic and drill data, published on the Northern Dynasty web site in its entirety, to results of Liberty Star’s technical work on the Big Chunk ground. They concluded amongst other things: (1) Twenty seven scout diamond drill holes drilled by Liberty Star in 2004 – 2005 intersected the same rock types as were intersected in the exploration drilling on the Pebble deposit (2) All drill holes, which were spaced over some 500 square miles, intersected the outer shell or propylitic halo of multiple porphyry copper systems, which is the model co- developed by our director, Dr. John Guilbert; and (3) Copper and molybdenum sulfides along with low grade gold were intersected in two drill holes in the White Sox target area.”

For the Tombstone Project this information is currently part of the 10K for the period ending 1.31.2014. Page12: “…Tombstone was a large and ancient (72 million years before the present – or Laramide in age) volcanic structure – a caldera. He brought this to the attention of the US Geological Survey caldera experts, who after study concluded that Briscoe was correct. Subsequently, more than seventeen calderas of various ages have been identified in Arizona, by the US Geological survey, the Arizona Geological Survey and others. Such calderas of Laramide age are all associated with porphyry alteration and copper and associated mineralization; many of these have become very large copper mines. Studies by Mr. Briscoe over the years, and more recently using advanced technology, have indicated that alteration associated mineralization at Tombstone is much more extensive than originally thought. This alteration lays largely under cover and is indicated by geochemistry, geophysics and projection of known geology into covered areas.”

• Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

5610 E. Sutler Lane, Tucson, Arizona 85712 USA Tel. (520) 907.9492 www.libertystaruranium.com

ANSWER: For the Big Chunk project there was no exploration and none was planned for during the period under discussion (Feb 01, 2013 to Jan 31, 2014). For the Tombstone project the sole exploration activity consisted of ZTEM EM surveys as explained on page 13 of the 10K for the period ending 1.31.2014. All costs incurred during the period for the ZTEM EM is covered in the 10k are included as “Geological and geophysical costs” on page 26.

• If there is a phased program planned, briefly outline all phases.

ANSWER: There is no planned program for Big Chunk. For Tombstone there was a phased program of exploration outlined in the PDF presentation titled Tombstone Hay Mtn JV Proposal 2013 on the enclosed CD. See slide 10 for the briefly outlined phases.

• If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

ANSWER: For the Big Chunk project although the 10k states on page 10 “We plan to ascertain whether the Big Chunk claims possess commercially viable deposits of copper, gold, molybdenum, silver, palladium, rhenium and zinc.” Due to ongoing litigation throughout the period of the 10k there was no ability to make more detailed statements for that project. The legal proceedings began in November, 2012 (See page 12 under “Letter Agreement and Secured Convertible Note with Northern Dynasty Minerals Ltd. With respect to Big Chunk) and was not concluded by the end date of the fiscal period covered in the 10K (see page 14 ITEM 3. LEGAL PROCEEDINGS). At this time, and with current conditions, there is no current plan to conduct exploration on Big Chunk and this will be disclosed prominently in our upcoming 10-K, unless matters change prior to filing.

• Disclose how the exploration program will be funded.

ANSWER: There was no funding for either project. For the fiscal year ending 1.31.2014 we sought funding for a one year program at Tombstone (Hay Mountain) for $5.5 million dollars, either through a joint venture or through equity financing. No funding has been completed and no joint venture partner secured as yet.

• Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

ANSWER: Exploration work will be conducted by us and overseen by the Company’s CEO, a

Registered Professional Geologist in the states of California and Arizona, James A. Briscoe.

5610 E. Sutler Lane, Tucson, Arizona 85712 USA Tel. (520) 907.9492 www.libertystaruranium.com

6.  Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery.  Please provide a brief description of your sample collection, sample preparation, and the analytical procedures used to develop your analytical results.  In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program.  These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

ANSWER: Our sampling protocols are enclosed within the Technical Reports provided on the enclosed CD.

7.  We note your disclosure stating that you prepared a standard Canadian National Instrument 43-101 report for your properties. Tell us whether you filed the report on SEDAR for review by the Canadian authorities.  If you have not, you will need to address the potential variance in perception either by replacing references to "standard National Instrument 43-101 report" with "geologic report" or by adding language clarifying that the report has not been filed on SEDAR for review by the Canadian authorities as is the general practice by Canadian filers.

If there are any questions concerning the above comments, please phone Mr. George K.

Schuler, Mining Engineer at (202) 551-3718.

ANSWER: For Big Chunk, the technical report referred to on page 10 of the 10K for the period ending 1.31.2014 has qualifying language noting the report is in the format of a standard Canadian NI

43-101, but that it is not a NI 43-101”….a Technical Report in the same format of the internationally accepted Canadian National Instrument NI 43-101.” Further, we do not trade on any Canadian stock exchanges, so the report was not submitted to SEDAR.

For Tombstone, the technical report referred to on page 13 has qualifying language noting the report is in the format of a standard Canadian NI 43-101, but that it is not a NI 43-101 “Liberty Star contracted SRK to prepare three (3) Technical studies and Reports in a form similar to mineral reports prescribed under NI 43-101. Members of SRK’s engineering/scientific staff supervised by a Qualified Person as defined under NI 43-101.” Further, we do not trade on any Canadian stock exchanges, so the report was not submitted to SEDAR.

5610 E. Sutler Lane, Tucson, Arizona 85712 USA Tel. (520) 907.9492 www.libertystaruranium.com

Forms 10-Q for the Quarterly Periods Ended July 31, 2014 and October 31, 2014

Item 4. Controls and Procedures

8. We note you concluded that your disclosure controls and procedures were effective as of July 31, 2014 and October 31, 2014.   In forming this conclusion, please tell us how you considered the following: (a) the material weaknesses you had as of January 31,2014 (b) your internal control over financial reporting was not effective as of January 31, 2014 (c) your disclosure controls and procedures were not effective as of January 31, 2014 and April 30, 2014 and (d) you disclosed in each of your Forms 10-Q filed during 2014 that no material changes in your internal control over reporting had occurred. Please also tell us the factors you considered to support management's conclusion that your disclosure controls and procedures were effective as of July 31, 2014 and October 31, 2014.  Please revise your disclosures regarding changes in your internal control over financial reporting and corrections of material weaknesses, as appropriate. Alternatively, please amend your Forms I 0-Q for each of the periods ended July 31, 2014 and October 31, 2014 to disclose, if true, your disclosure controls and procedures were not effective as of July 31, 2014 and October 31, 2014 respectively.

Response to Item 4. Controls and Procedures

We noted that our disclosure controls and procedures were effective as of July 31, 2014 and

October 31, 2014.

In forming this conclusion, we considered the identified material weakness in our internal control over financial reporting as of January 31, 2014:

Segregation of duties: Due to the small size of the Company, there is a lack of segregation of duties.

Complex accounting issue review: The Company lacked multiple reviews on complex accounting issues which occurred during the year.

5610 E. Sutler Lane, Tucson, Arizona 85712 USA Tel. (520) 907.9492 www.libertystaruranium.com

These weaknesses were identified as a result of financial statement adjustments arising from our independent audit for the year ended January 31, 2014 and the SAS 100 review from our outside auditors for the quarter ended April 31, 2014.  To remediate these weaknesses, the Company hired a consulting firm to assist with derivative accounting and an outside accounting advisor to assist with our reporting beginning with the quarters ended April 30, 2014 and July 31, 2014, respectively. As a result, we believe our disclosure controls and procedures were effective beginning with the quarter ended July 31, 2014.

We will revise our disclosure to include these changes to our internal control over financial reporting and correction of the material weaknesses in our Form 10-K for the year ended January 31, 2015.

Signed,

/s/ James A. Briscoe

James A. Briscoe

CEO

Enclosures:

Letter of Request for Return of CD
Pre-paid, pre-addressed shipping label (USPS)
CD containing Supplemental Information six PDFs:
Big Chunk Technical Report 2011
North Pipes Claim Data 1.31.2014
North Pipes Claims Map 8.13.2013
TombstonHay Mtn JVProposal 2013
TombstoneSouth Tech Report 2011
TombstoneWalnutCreek Tech Report 2011

5610 E. Sutler Lane, Tucson, Arizona 85712 USA Tel. (520) 907.9492 www.libertystaruranium.com